Exhibit 99.1

YAMANA GOLD ANNOUNCES SECOND QUARTER 2013 RESULTS

TORONTO, ONTARIO, July 31, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the second quarter 2013.

HIGHLIGHTS FOR THE SECOND QUARTER 2013

•	Production of 295,545 gold equivalent ounces ("GEO")(1), representing an increase of over 2% compared the same quarter of 2012 and an approximate 2% increase over the first quarter of 2013
o	Gold production of 257,608 ounces
o	Silver production of 1.9 million ounces
•	All-in sustaining costs(2)(3) of $950 per GEO on a co-product basis, a 6% or approximately $64 per GEO reduction from first quarter 2013
•	Revenues of $430.5 million
•	Net loss of $7.9 million or $0.01 basic and diluted earnings per share
•	Adjusted earnings(2) of $50.2 million or $0.07 adjusted basic and diluted earnings per share
•	Cash flows from operations after changes in non-cash working capital of $195.4 million
•	Cash flows generated from operations before changes in non-cash working capital of $150.9 million(2)

OTHER OPERATIONAL HIGHLIGHTS

•	Pilar began commissioning in early July
•	El Peñón production increased by more than 16% from same quarter last year at co-product cash costs(2) of 8% less
•	Mercedes production increased approximately 36% from the same quarter last year at co-product cash costs of 27% less
•	Minera Florida production increased approximately 11% from the same quarter last year
•	Fazenda Brasileiro production increased approximately 13% from same quarter last year at co-product cash costs of 5% less

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q22013
3.	Includes co-product cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

KEY STATISTICS

	Three Months Ending June 30th		Six Months Ending June 30th
(In thousands of US dollars except where noted)	2013	2012	2013	2012
Revenue	430,471	535,705	965,344	1,095,450
Cost of sales excluding depletion, depreciation and amortization	217,465	201,024	448,207	392,866
Depletion, depreciation and amortization	94,360	94,785	190,482	182,554
General and administrative expenses	37,895	36,555	74,608	69,618
Exploration and evaluation expenses	7,799	14,406	14,722	27,573
Operating earnings	49,942	142,822	212,303	378,659
Equity (losses)/earnings from associate (Alumbrera)	(2,034)	908	(1,901)	11,852
Net earnings	(7,898)	42,913	94,197	212,938
Net earnings per share	(0.01)	0.06	0.13	0.29
Adjusted earnings	50,181	134,887	167,161	319,192
Adjusted earnings per share	0.07	0.18	0.22	0.43
Cash flow generated from operations after changes in non-cash working capital	195,418	139,213	369,215	427,114
Per share	0.26	0.19	0.49	0.57
Cash flow generated from operations before changes in non-cash working capital	150,918	240,767	365,133	461,183
Per share	0.20	0.32	0.49	0.62
Average realized gold price per ounce	1,385	1,605	1,504	1,651
Average realized silver price per ounce	22.55	26.93	26.62	29.85
Average realized copper price per pound	3.05	3.60	3.32	3.66

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending June 30th		Six Months Ending June 30th
	2013	2012	2013	2012
Total gold equivalent ounces - produced	295,545	288,700	586,858	567,530
Gold produced	257,608	242,692	505,846	477,223
Silver produced (millions of ounces)	1.9	2.3	4.1	4.5
Total gold equivalent ounces - sold	278,909	271,683	570,947	553,404
Total copper produced - Chapada (millions of pounds)	30.1	40.4	57.5	70.7
Total copper sold - Chapada (millions of pounds)	26.7	37.4	55.8	64.7

	Three Months Ending June 30th		Six Months Ending June 30th
	2013	2012	2013	2012
Co-product cash costs per gold equivalent ounce	$577	$536	$582	$528
Cash cost per pound of copper - Chapada	$1.76	$1.34	$1.82	$1.41
By-product cash costs per gold equivalent ounce	$476	$244	$430	$265

PRODUCTION BREAKDOWN

	Three Months Ending June 30th		Six Months Ending June 30th
	2013	2012	2013	2012
Chapada	26,525	35,697	49,884	62,063
El Peñón	122,142	105,245	242,826	215,920
Gualcamayo	27,553	38,297	57,730	77,559
Mercedes*	39,226	28,900	75,801	52,854
Jacobina	17,485	28,005	34,851	58,498
Minera Florida	26,582	23,978	60,606	48,682
Fazenda Brasiliero	18,295	16,219	35,092	30,278
Ernesto/Pau-a-Pique**	7,098	-	11,207	-
C1 Santa Luz**	656	-	656	-
Alumbrera (12.5%)	9,983	12,359	18,205	21,676
TOTAL	295,545	288,700	586,858	567,530

* Includes commissioning production of 8,959 GEO in the first quarter of 2012.
** Commissioning production.

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Impairment Review

The decline in metal prices towards the latter half of the second quarter of 2013 was an indicator of potential impairment.  The Company performs impairment testing annually and when impairment indicators are present. Impairment testing is performed using life of mine after-tax cash flow projections, which incorporate reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.

Based on its assessment during the second quarter of potential impairments, the Company has concluded that there are no impairment charges in respect to its mineral interests as at June 30, 2013.  The Company believes that adverse changes in metal price assumptions would partially be offset by other inputs that would result in lower costs and updated mine plans.  The Company will re-assess potential impairments from time to time particularly at higher risk operations including Alumbrera.

Financial Results for the three months ended June 30, 2013

Net loss for the second quarter was $7.9 million or $0.01 per share on a basic and diluted basis, compared with net earnings of $42.9 million or basic and diluted earnings per share of $0.06 for the three months ended June 30, 2012.  Adjusted earnings were $50.2 million or $0.07 basic and diluted earnings per share in the second quarter, compared with $134.9 million or $0.18 per share in the second quarter of 2012.  Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices combined with inflationary impacts on costs and equity losses from the Company's 12.5% of interest in Alumbrera.  The decline in metal prices accounts for a decline in earnings and adjusted earnings of approximately $0.12 per share.

Revenues were $430.5 million in the quarter compared with $535.7 million in the second quarter of 2012.  Mine operating earnings were $118.6 million, compared with $239.9 million in second quarter of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower copper concentrate sales volume partly offset by higher volume of gold sales.  Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sales volumes of gold and higher cash costs on a co-product basis.

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Revenues for the second quarter were generated from the sale of 233,714 ounces of gold, 1.8 million ounces of silver and 26.7 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 223,279 ounces of gold, 2.3 million ounces of silver and 37.4 million pounds of copper in the three months ended June 30, 2012.

The average realized gold price in the second quarter of 2013 was $1,385 per ounce versus $1,605 per ounce in the same quarter of 2012, a decrease of 14%, the average realized copper price was $3.05 per pound versus $3.60 per pound in the second quarter of last year, a decrease of 15%, and the average realized silver price was $22.55 per ounce compared to $26.93 per ounce in the second quarter of 2012, representing a decrease of 16%.

Cost of sales excluding depletion, depreciation and amortization for second quarter of 2013 was $217.5 million compared with $201.0 million in same period of 2012 and $230.7 million for the first quarter of 2013. Cost of sales excluding depletion, depreciation and amortization is higher compared to the same period in 2012 is due to the increased volume of gold sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates. Cost of sales excluding depletion, depreciation and amortization compared to the first quarter of 2013 is lower mainly due to the cost containment initiatives undertaken by the Company.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $94.4 million, compared to $94.8 million in the second quarter of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $69.6 million in the quarter, compared to $117.9 million in the three months ended June 30, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $37.9 million in the second quarter compared to $36.6 million in the same quarter of 2012.  It is expected that general and administrative expenses will decrease in the third quarter from cost containment initiatives undertaken by the Company in the second quarter.

Exploration and evaluation expenses were $7.8 million, compared to $14.4 million incurred in the second quarter of 2012.

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Other operating expenses were $21.0 million in the quarter compared to $47.0 million in the second quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, which accounted for $22.8 million in the second quarter of 2013 compared to $39.0 million in the second quarter of 2012, partially offset by re-organization costs related to the expenditure reduction initiative.

Net finance expense was $3.0 million for the quarter compared with net finance expense of $19.9 million in the second quarter of 2012.  Lower net finance expense was mainly due to an unrealized foreign exchange gain in second quarter of 2013 compared to foreign exchange loss in the same quarter of 2012 and capitalized interest of $11.5 million compared to $6.7 million in the prior year quarter.  The amount of interest capitalized in future quarters will decrease as the construction projects reach commercial production.

Equity losses from associate of $2.0 million for the quarter compared with earnings of $0.9 million in the second quarter of 2012 were mainly due to lower revenues as a result of lower metal prices in spite of higher sales volume of concentrate and due to mining in lower grade areas.  Cash dividends from the Company’s equity investment in Alumbrera during the quarter were $7.8 million compared to $nil in 2012.

The Company recorded an income tax expense of $54.9 million in the second quarter of 2013 compared to $80.0 million in the same quarter of 2012.  The income tax provision for the second quarter of 2013 reflects a current income tax recovery of $1.3 million compared to tax expense of $55.0 million in the same quarter of 2012, and a deferred income tax expense of $56.2 million compared to tax expense of $24.9 million.  During the quarter the Brazilian Real and Argentinean Peso devalued significantly against the US Dollar.  As a result for local purposes, an additional $35.3 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings.  The adjusted tax rate for the second quarter of 2013 was 32.1% compared to 26.2% for the second quarter of 2012.

Cash and cash equivalents as at June 30, 2013 were $379.8 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items for the quarter ended June 30, 2013 were $150.9 million, lower than the $240.8 million generated for same period of 2012.  Lower cash flows generated from operations were due to the decline in metal prices.  Cash flows from operations after taking into effect changes in working capital items for the period ended June 30, 2013 were inflows of $195.4 million, compared to inflows of $139.2 million for the quarter ended June 30, 2012, which reflects a decrease in trade receivable related to sales of concentrate and metals.

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During the quarter, the Company issued senior debt notes for a total of $300.0 million and repaid in full the $100.0 million previously drawn down from its revolving credit facility.  As at June 30, 2013, the Company had $1.1 billion in available funds to continue to invest in future growth.

Financial Results for the six months ended June 30, 2013

Net earnings for the first half of 2013 were $94.2 million or $0.13 per share on a basic and diluted basis, compared with net earnings of $212.9 million or basic and diluted earnings per share of $0.29 and $0.28, respectively, for the six months ended June 30, 2012.  Adjusted earnings were $167.2 million or $0.22 basic and diluted earnings per share in the first six months of 2013, compared with $319.2 million or $0.43 per share in the same period of 2012.  Lower net earnings and adjusted earnings were attributed mainly to the decline in metal prices combined with inflationary impacts on costs and  equity losses from the Company's 12.5% of interest in Alumbrera.

Revenues were $965.3 million in the first half of 2013 compared with $1.1 billion in the same period of 2012.  Mine operating earnings were $326.7 million, compared with $520.0 million in first half of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower copper concentrate sales volumes partly offset by higher volume of gold sales.  Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sale volumes of gold and higher cost inflation.

Revenues for the first six months of 2013 were generated from the sale of 474,972 ounces of gold, 4.0 million ounces of silver and 55.8 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 452,042 ounces of gold, 4.5 million ounces of silver and 64.7 million pounds of copper in the first six months of 2012.

The average realized gold price in the first six months of 2013 was $1,504 per ounce versus $1,651 per ounce, a 9% decrease in the same period of 2012; the average realized copper price was $3.32 per pound versus $3.66 per pound, a 9% decrease in the same half of 2012; and the average realized silver price was $26.62 per ounce compared to $29.85 per ounce, a 11% decrease in the first six months of 2012 compared to the same period of 2012.

Cost of sales excluding depletion, depreciation and amortization for the first six months of 2013 was $448.2 million compared with $392.9 million in same period of 2012 due to the increased volume of gold sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates.

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Depletion, depreciation and amortization (“DDA”) expense for the first six months of 2013 was $190.5 million, compared to $182.6 million in the same period of 2012.  The increase in DDA is due to higher volume of gold.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $122.5 million in the six months ended June 30, 2013, compared to $184.8 million in the six months ended June 30, 2012.  The net decrease in other expenses is detailed below:

General and administrative expenses were $74.6 million in the first half of 2013 compared to $69.6 million in the six months ended June 30, 2012.  It is expected that general and administrative expenses will decrease in the second half of the year due to the cost containment initiatives introduced in May.

Exploration and evaluation expenses were $14.7 million, compared to $27.6 million incurred in the first half of 2012.

Other operating expenses were $23.1 million in the quarter compared to $56.0 million in the second quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, partially offset by re-organization costs related to the expenditure reduction initiative.

Net finance expense was $10.0 million for the first six months of 2013 compared with net finance expense of $31.6 million in the same period of 2012.  Lower net finance expense was mainly due to higher unrealized foreign exchange gains.

Equity losses from associate were $1.9 million for the first half of 2013 compared with earnings of $11.9 million in the same period of 2012, mainly due to lower revenues as a result of lower metal prices in spite of higher sales volume of concentrate and gold.  Cash dividends from the Company’s equity investment in Alumbrera during the first six months of 2013 were $12.4 million compared to $nil in 2012.

The Company recorded an income tax expense of $108.1 million in the first half of 2013 compared to $134.1 million in the same period of 2012.  The income tax provision for the first six months ended June 30, 2013 reflects a current income tax expense of $50.9 million compared to tax expense of $114.8 million in the same period of 2012, and a deferred income tax expense of $57.2 million compared to tax recovery of $19.3 million.  The adjusted tax rate for the first six months of 2013 was 30.3% compared to 26.2% for the same period of 2012.

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Operating Results for the three months ended June 30, 2013

Total production for the Company of 295,545 gold equivalent ounces ("GEO") increased by 2.4% from the second quarter of 2012. Total production consists of 257,608 ounces of gold and 1.9 million ounces of silver for the quarter, representing an increase of 6% in gold production and a decrease of 18% in silver production over the same quarter of 2012.  Total production included the Company’s attributable production from the Alumbrera mine of 9,983 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique and C1 Santa Luz of 7,754 ounces of gold. This compares with total production of 288,700 GEO, which consists of 242,692 ounces of gold and 2.3 million ounces of silver in the quarter ended June 30, 2012.

Commercial production for the second quarter comprises 287,791 GEO compared with 288,700 GEO produced in the second quarter of 2012.  Total commercial production consists of 249,854 of gold and 1.9 million ounces of silver, representing a 3% increase in gold production and an 18% decrease in silver production over the commercial production of 242,692 ounces of gold and 2.3 million ounces of silver in the same quarter of 2012.  The increase in gold production was mainly due to the increased production from El Peñón, Mercedes, Minera Florida and Fazenda Brasileiro, partly offset by the setback in production at Jacobina and lower production at Chapada, Gualcamayo and Alumbrera. Lower silver production was due to planned lower silver ore grades, and lower recovery rates at El Peñón the current quarter compared to the prior year quarter.

By-product cash costs for the second quarter of 2013 averaged $476 per GEO, compared with $244 per GEO in the prior year quarter.  By-product cash costs were impacted by lower copper credit contribution from Chapada and Alumbrera due to the decline in the copper price and lower copper sales volume from Chapada.  The average market price for copper in the second quarter of 2013 was 7% lower than the average of the same quarter in 2012.  Additionally, planned lower gold grades at certain mines and higher input costs during the period also impacted costs compared to the three months ended June 30, 2012.  By-product cash costs for the second quarter of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the second quarter of $3.25 per pound. By-product all-in sustaining cash costs were $916 per GEO for the second quarter of 2013 and $856 per GEO for the first quarter of 2013, a 7% increase mainly due a 10% decline in copper prices.

Co-product cash costs for the second quarter averaged $577 per GEO (June 30, 2012 -  $536 per GEO), representing a 2% decrease from the first quarter of 2013 and co-product all-in sustaining cash costs were $950 per GEO for the second quarter of 2013 representing a decline of $64 per GEO or 6% from co-product all-in sustaining cash costs of $1,014 per GEO in the first quarter of 2013 showing the initial results of the Company's cost reduction measures initiated in May.

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Copper production for the quarter was 30.1 million pounds from the Chapada mine, compared with 40.4 million pounds for same quarter of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade, recovery rate and lower throughput compared with the second quarter of 2012.  A total of 7.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 10.5 million pounds for the quarter ended June 30, 2012 mainly due to lower grade.  Total copper production for the second quarter of 2013 was 37.3 million pounds, compared with 50.9 million pounds in the second quarter of 2012.

Co-product cash costs per pound of copper averaged $1.76 per pound from the Chapada mine, representing a 7% decrease from the first quarter of 2013.  Co-product cash costs were $1.34 per pound of copper from Chapada in the same quarter of 2012.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.88 per pound versus $1.35 per pound for the second quarter of 2012.

Operating Results for the six months ended June 30, 2013

Total production for the Company of 586,858 GEO increased by 3.4% from the first half of 2012.  Total production for the first six months of the year consists of 505,846 ounces of gold and 4.1 million ounces of silver, representing an increase of 6%  in gold production and a 10% decrease in silver production over the period of 2012.  Total production included the Company’s attributable production from the Alumbrera mine of 18,205 ounces of gold and production during commissioning of Ernesto/Pau-a-Pique and C1 Santa Luz of 11,863 ounces of gold, compared with total production of 567,530 GEO, which consists of 477,223 ounces of gold and 4.5 million ounces of silver, including commissioning production of 8,201 ounces of gold and 37,912 ounces of silver from Mercedes in the six months ended June 30, 2012.

Commercial production for the first six month of the year consists of 574,995 GEO compared with 558,571 GEO produced in the first six months of 2012.  Commercial production for the six months consists of 493,983 ounces of gold and 4.1 million ounces of silver, representing a 5% increase in gold production and a 9% decrease in silver production over the commercial production of 469,022 ounces of gold and 4.5 million ounces of silver in the same quarter of 2012.  The increase in gold production was mainly due to increased production from El Peñón, Mercedes, Minera Florida and Fazenda Brasileiro, partially offset by the setback in production at Jacobina and slower production ramp-ups at Chapada and Gualcamayo, and lower production from Alumbrera.

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By-product cash costs for the six months averaged $430 per GEO, compared with $265 per GEO in the same period of 2012.  By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Chapada due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period.  The average market price for copper in the first half of 2013 was 7% lower than the average of the first half of 2012.  By-product cash costs for the first half of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first six months of $3.42 per pound and the Company's average realized price of $3.32 per pound. All-in sustaining cash costs were $886 per GEO on a by-product basis.

Co-product cash costs for the first six months of the year were $582 per GEO compared with $528 per GEO in the first half of 2012.  All-in sustaining cash costs of $982 per GEO on a co-product basis.

Copper production for the first six months of the year was 57.5 million pounds from the Chapada mine, compared with 70.7 million pounds for same period of 2012.  Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate compared with the first half of 2012.  Additionally, 13.5 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 18.5 million pounds for the six months ended June 30, 2012.  Total copper production for the first half of 2013 was 70.9 million pounds, compared with 89.2 million pounds in the first six months of 2012.

Co-product cash costs per pound of copper averaged $1.82 per pound from the Chapada mine in the first half of 2013, compared with $1.41 per pound in the six months ended June 30, 2012.  Co-product cash costs per pound of copper for the six months including the Company’s interest in the Alumbrera mine were $1.93 per pound versus $1.45 per pound for the six-month period ended June 30, 2012.

OPERATING MINES
Charts providing a summary of mine-by-mine operating results are presented at the end of this press release.

Chapada, Brazil

Chapada produced a total of 26,525 GEO, which consists of 25,014 ounces of gold and 75,595 ounces of silver, contained in concentrate in the second quarter of 2013 compared with 35,697 GEO, which consists of 33,712 ounces of gold and 99,228 ounces of silver contained in concentrate in the same quarter of 2012.  Chapada copper production was 30.1 million pounds in the quarter compared with production of 40.4 million pounds of copper in the second quarter of 2012.

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Production for the quarter was lower than the second quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012 and impacted by a liner change in the quarter.  Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.    Production for the quarter was 13.6% higher than the first quarter of 2013.

By-product cash costs for the quarter were negative $490 per GEO, compared with negative $2,207 per GEO for the same quarter in 2012.  Lower by-product cash costs credit per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the second quarter of 2013 compared to 2012.

Co-product cash costs were $421 per GEO in the second quarter, compared to $302 per GEO in the same quarter of 2012.  Co-product cash costs were 9% lower than $463 per GEO in the first quarter of 2013.  Co-product cash costs for copper were $1.76 per pound in the second quarter versus $1.34 per pound in the same quarter of 2012.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $100.0 million (Q2 2012 - $177.7 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative $5.6 (Q2 2012 - negative $2.2 million).

Work continued on Suruca, the gold-only satellite deposit, which is expected to support additional production at Chapada’s operations.  Given the current commodity price environment, some capital spending at Suruca will be realigned to reflect this environment.  However, production in 2014 is expected to reflect some contribution from Suruca.

Drilling continued at Corpo Sul's gold and copper deposit at the southwest end of the ore body of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  These new discoveries led to a pre-feasibility study that was completed in late 2012.  A feasibility study is in progress to be completed in late 2013.  Development work was restarted and geotechnical work began in support of the development of the new Corpo Sul area.  Infill drilling at Corpo Sul supports the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

With the first mineral resource being declared and continued exploration success, Arco Sul is being assessed as a potential source of gold concentrate for Chapada given the proximity to and synergies of shipping and smelting. While Arco Sul is comparatively small, the Company has considered that the well established logistics, infrastructure and transportation systems for Chapada may be utilized to deal with concentrate produced at Arco Sul and production from Arco Sul will contribute significantly to overall Chapada production.

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El Peñón, Chile

El Peñón produced 122,142 GEO, which consists of 91,861 ounces of gold and 1.5 million ounces of silver in the second quarter, compared to 105,245 GEO, which consists of 68,275 ounces of gold and 1.8 million ounces of silver in the same quarter of 2012, representing a 16% increase in production quarter-over-quarter.  Production for the quarter was also 1.2% higher than the first quarter of 2013.

Production increased mainly as a result of higher gold feed grade, partially offset by lower silver feed grade and lower silver recovery rate.  The amount of ore feed to the mill from the higher gold grade areas of the Aleste-Bonanza zone in the quarter resulted in lower silver recoveries.  Future silver recoveries will vary according to the blending of ore being fed to the mill, expecting an improvement in the second half as result of the planned feed.  While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in the second half of 2013, according to the mine plan.

Co-product cash costs were $451 per gold ounce, representing a decrease by 8% from $491 per gold ounce in the second quarter of 2012.  The decrease in co-product cash costs per GEO was mainly due to higher gold feed grades.

Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are advanced to mineable mineral reserves in the near term.  This is expected to return near surface gold and silver values, improve production and provide mining flexibility for sustainable production levels.  Development has continued at Pampa Augusta Victoria underground and the open-pit mobilization  started in the latter half of the second quarter.  Pre-stripping work is scheduled to start at the beginning of the third quarter of 2013.

Gualcamayo, Argentina

Gualcamayo produced 27,553 ounces of gold in the second quarter, lower than the 30,177 ounces of production in the first quarter and compares with 38,297 ounces produced in the second quarter of 2012.  Lower production was the result of lower feed grade from stockpiled ore, partly offset by higher recovery.  Ore processed also declined slightly as compared to the comparable quarter.  The mining operations at Gualcamayo are transitioning from QDD Main Phase II to Phase III with current production sourcing primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad.  As this transition is completed, production at Gualcamayo is expected to increase for the balance of the year.

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Co-product cash costs were $761 per ounce in the quarter ended June 30, 2013 compared with $547 per ounce in the second quarter of 2012.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher co-product cash costs.

Underground development of QDD Lower West continues to advance for project completion in the third quarter of 2013.  Full ramp-up of Gualcamayo’s expansions will add production from QDD Lower West ("QDDLW") underground and AIM open-pit deposits.

The continued exploration success of QDDLW which is expected to result in increases to the mineral resources in 2013 has led to the initiation of a conceptual study on the options for processing these newly discovered ounces.  The study is expected to be completed in 2013.

Mercedes, Mexico

Production of 39,226 GEO in the second quarter consisted of 35,701 ounces of gold and 176,205 ounces of silver, compared with 28,900 GEO, which consists of 26,646 ounces of gold and 112,729 ounces of silver in the second quarter of 2012, representing increases of GEO production by 36%.  Production for the quarter was also 7.2% higher than the first quarter of 2013.

Co-product cash costs of $363 per GEO were 27% lower than $499 in the same quarter of 2012, and 30% lower than $519 per GEO in the first quarter of 2013.  Higher feed grades of gold and silver contributed to lower co-product cash costs.

All operating measures at Mercedes have shown improvement over the second quarter of 2012, notably, gold feed grade increased by 22% and silver feed grade increased by 28%, silver recovery rate increased by 10% and tonnage of ore processed increased by 9% over the same quarter of 2012.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that should extend mine life, maintain higher throughput and sustainable production levels.

Page | 14

Jacobina, Brazil

Gold production at Jacobina was 17,485 ounces in the second quarter, compared with 28,005 ounces produced in the same quarter of 2012.  Higher dilution resulting from insufficient development work, as well as lower feed grade and lower recovery rate, impacted production in the quarter.

Co-product cash costs were $1,270 per ounce for the second quarter compared with $735 per ounce in the second quarter of 2012.  Co-product cash costs reflect the reduced production volume in the quarter but are expected to return to more normal levels of approximately $800-$850 per ounce.

The Company has initiated a plan to permanently reduce costs and once executed fully will return the focus to the production growth objectives at Jacobina. The objective is to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure.  The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Company is also taking active steps as part of the margin reclamation initiative to more quickly access higher grade areas of the mining complex to improve production levels while sustaining margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase; the timing of which is dependent on the pace of development work in these higher grade areas.

Minera Florida, Chile

Minera Florida produced 26,582 GEO, which consists of 23,962 ounces of gold and 131,029 ounces of silver in the quarter, compared to 23,978 GEO, which consists of 19,179 ounces of gold and 239,931 ounces of silver in the second quarter of 2012, representing an increase of GEO production by 11%.  The increase was mainly attributable to production from the tailings retreatment plant.  Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery.  Production from the tailings treatment plant has benefited from no mining costs associated with the processing of tailings material.

Page | 15

In addition, the mine produced and sold 1,420 tonnes of zinc in the quarter, compared with 1,125 tonnes of zinc produced and sold in the second quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Co-product cash costs for the quarter were $915 per GEO compared with $811 per GEO in the same quarter in 2012.  Higher costs for power, increased costs for temporary mine services and labour inflation were only partially offset by lower mining costs expected as a result of processing tailings material.  Lower credits from sales of zinc resulted from lower prices for zinc in spite of a 26% increase in volume of zinc sold.

OTHER MINES

Fazenda Brasileiro, Brazil

Production at Fazenda Brasileiro was 18,295 ounces of gold in the quarter compared to 16,219 ounces of gold in the same quarter of 2012, representing a 13% quarter-over-quarter increase.  The increased production was mainly due to higher tonnage of ore processed and higher recovery rate. Production for the quarter was also 8.9% higher than the first quarter of 2013.

Co-product cash costs averaged $782 per ounce for the quarter, 5% lower than $827 per ounce in the second quarter of 2012, and 15% lower than $920 per ounce in the first quarter of 2013.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

Alumbrera, Argentina

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded losses from its 12.5% interest in Alumbrera Mine of $2.0 million for the three months ended June 30, 2013, compared with earnings of $0.9 million for the same period of 2012.  Losses were mainly due to lower revenues as a result of  lower metal prices in spite of higher sales volume of concentrate and due to mining in lower grade areas.

The Company received cash distributions of $7.8 million in the quarter ended June 30, 2013, compared with nil cash distribution in the second quarter of 2012.

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For the quarter, attributable production from Alumbrera was 9,983 ounces of gold and 7.2 million pounds of copper.  This compares with attributable production of 12,359 ounces of gold and 10.5 million pounds of copper in the second quarter of 2012.

By-product cash costs per ounce of gold were negative $115 for the quarter ended June 30, 2013, compared with positive $711 per ounce for the same period in 2012.  For the comparable period in 2012, by-product cash costs were higher due to the lack of copper sale credits as a result of the suspension of export sales by Alumbrera during the quarter to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentinean Government.  Co-product cash costs per ounce for gold averaged $379 for the quarter ended June 30, 2013, compared with $284 per ounce for the same quarter of 2012.  Co-product cash costs for copper averaged $2.40 per pound for the quarter ended June 30, 2013, compared with $1.41 per pound for the second quarter of 2012.

Ernesto/Pau-a-Pique, Brazil

The Company continued commissioning at Ernesto/Pau-a-Pique during the quarter.  The operation is made up of two different deposits with one common plant.  Ernesto is a lower grade open pit deposit, and Pau-a-Pique is a higher grade underground deposit.  A definitive permit was originally only obtained for the Ernesto deposit and mining commenced first at this deposit as further development continued at Pau-a-Pique.  With production coming only from the lower grade Ernesto open-pit deposit, the pace of ramp-up has been slower than planned although is now accelerating.  The Company has also increased the exploration effort to find additional open-pit mineral resources to increase production levels from the open-pit and is currently evaluating additional measures to mitigate the impact to costs as part of a broader emphasis on cost mitigation.  All permits are now in place.

The Company has initiated a plan to ensure a cost structure consistent with the Company’s average all-in sustaining cash costs. The original mine plan at Ernesto/Pau-a-Pique was efficient in a higher gold price environment but was planned with the flexibility to be changed in the event of a lower commodity price environment.  Once the new mine plan is in place, the focus will return to production growth at Ernesto/Pau-a-Pique.

C1 Santa Luz, Brazil

Construction of the project was completed by the end of the first quarter.  With all permits in place, the ramp-up is progressing as expected and sufficient water has been secured for continuous operations.  Power is now provided through the newly completed power lines.

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Pilar, Brazil

First gold pour occurred on July 2, 2013. Commissioning has begun with completion of commissioning expected by the end of 2013.  Underground development at Pilar continued to progress and reached a total length of more than 13,000 metres.  Underground development and work on a feasibility study also continued at Caiamar during the quarter.  The ore from this satellite deposit is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs.  Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given exploration drilling results to date.  The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.

CONSTRUCTION AND DEVELOPMENT PROJECTS

The following summary highlights key updates from the Company’s construction and development projects.

Cerro Moro, Argentina

Cerro Moro currently hosts an indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production ready decline targeting the largest of the known ore bodies, Escondida.  Development of the decline is progressing as planned.  In addition to providing flexibility to advance the timeline for development, this pre-development work would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a full feasibility study for the project that is currently is underway.  This feasibility study will provide an update to the feasibility study previously filed which supports the already approved environmental impact assessment.  Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  Work on the feasibility study is continuing and is expected to be completed sometime in 2014.  Definitive metallurgical test work, geotechnical and hydrology studies to support the final plant design are in progress.  Depending on the outcome of the studies and subsequent construction decision production should begin in 2016.

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Initial capital costs are expected to be below $400 million and operating costs are expected to be below $450 per ounce.

Further details of the 2013 second quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

OTHER CORPORATE BUSINESS

The Company announces the adoption by its board of directors (the “Board”) of amendments to its by-laws to add a provision that requires advance notice to the Company in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Canada Business Corporations Act (the “Advance Notice Provision”). Among other things, the Advance Notice Provision fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company. The Advance Notice Provision provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information. The purpose of the Advance Notice Provision is to treat all shareholders fairly by ensuring that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provision should assist in facilitating an orderly and efficient meeting process. The by-law amendment is effective immediately and will be placed before shareholders for ratification and confirmation at the next annual and special meeting of shareholders of the Company in 2014. A copy of the by-law amendment has been filed under the Company’s SEDAR profile at www.sedar.com.

SECOND QUARTER CONFERENCE CALL

Q2 Conference Call Information for Thursday August 1, 2013, 8:30 a.m. ET

Toll Free (North America):                                                           1-800-355-4959
Toronto Local and International                                                 416-695-6616
International: Participant Audio Webcast:                                www.yamana.com
Q2 Conference Call REPLAY:

Toll Free Replay Call (North America):                                       1-800-408-3053                                Passcode 9088417
Toronto Local and International:                                                 905-694-9451                                   Passcode 9088417

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The conference call replay will be available from 2:00 p.m. ET on August 1, 2013 until 11:59 p.m. ET on August  15, 2013.

Via Webcast
Live Audio & Webcast: www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department at investor@yamana.com or visit our website www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

Page | 20

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
El Peñón
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,787	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO ⁽¹⁾	Co-Product Cash Cost per GEO
Chapada
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	($490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,769)	$463
Total 2012	21,591,482	0.29	59.4	128,171	121,030	($1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	($2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	($1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	($2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	($1,473)	$348
Jacobina
Q2 2013	384,614	1.55	90.8	17,485	19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666
Fazenda Brasileiro
Q2 2013	279,862	2.22	91.2	18,295	18,874		$782
Q1 2013	246,006	2.36	89.8	16,797	15,594		$920
Total 2012	1,048,489	2.22	89.5	67,130	66,805		$872
Q4 2012	270,998	2.28	91.8	18,251	17,773		$856
Q3 2012	255,769	2.52	89.6	18,601	20,448		$803
Q2 2012	251,430	2.27	88.4	16,219	14,048		$827
Q1 2012	270,292	1.84	88.1	14,059	14,536		$1,037

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO ⁽¹⁾
Gualcamayo
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436
Alumbrera
Q2 2013	1,187,250	0.38	69.0	9,983	8,047	($115)
Q1 2013	1,171,078	0.34	64.8	8,222	7,507	($303)
Total 2012	4,962,373	0.40	71.0	46,077	43,580	($1,203)
Q4 2012	1,305,186	0.36	71.0	10,769	13,546	($2,012)
Q3 2012	1,271,732	0.45	72.8	13,633	18,566	($2,254)
Q2 2012	1,218,825	0.44	71.2	12,359	3,242	$711
Q1 2012	1,166,630	0.36	67.5	9,317	8,227	($1,270)

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO ⁽¹⁾
Mercedes
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

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Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51
Alumbrera
Q2 2013	1,187,250	0.40	76.0	7.2	6.5	$2.40
Q1 2013	1,171,078	0.32	75.2	6.3	5.5	$2.40
Total 2012	4,962,373	0.40	84.0	37.4	35.4	$1.81
Q4 2012	1,305,186	0.30	85.0	8.5	11.1	$2.15
Q3 2012	1,271,732	0.44	85.1	10.4	14.8	$1.92
Q2 2012	1,218,825	0.45	85.9	10.5	2.3	$1.41
Q1 2012	1,166,630	0.40	79.4	8.0	7.2	$1.85

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Page | 24

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

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ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:
•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital -  excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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